UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GMX RESOURCES INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

5.00% Convertible Senior Notes Due 2013

(Title of Class of Securities)

38011MAB4

(CUSIP Number of Class of Securities)

James A. Merrill

Chief Financial Officer, Secretary and Treasurer

GMX Resources Inc.

9400 North Broadway, Suite 600

Oklahoma City, Oklahoma 73114

(405) 600-0711

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Rohleder	David C. Buck
President	Timothy C. Langenkamp
GMX Resources Inc.	Andrews Kurth LLP
9400 North Broadway, Suite 600	600 Travis, Suite 4200
Oklahoma City, Oklahoma 73114	Houston, Texas 77002
Phone: (405) 600-0711	Phone: (713) 220-4200
Fax: (405) 600-0600	Fax: (713) 220-4285

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$50,000,000.00(1)	$5,805.00(2)

(1)	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of $50.0 million aggregate principal amount of the issuer’s 5.00% Convertible Senior Notes due 2013 at the tender offer price of $1,000 per $1,000 principal amount of such Convertible Senior Notes.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011 issued by the Securities and Exchange Commission, equals $116.10 per million of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SIGNATURE

EXHIBIT INDEX

Exhibit (a)(1)(i)

Exhibit (a)(1)(ii)

Exhibit (a)(5)(i)

Exhibit (a)(5)(ii)

Exhibit (a)(5)(iii)

Exhibit (d)(i)

Exhibit (d)(ii)

Exhibit (d)(iii)

Exhibit (d)(iv)

Exhibit (d)(v)

Exhibit (d)(vi)

Exhibit (d)(vii)

Exhibit (d)(viii)

Exhibit (d)(ix)

Exhibit (d)(x)

Exhibit (d)(xi)

Exhibit (d)(xii)

Exhibit (d)(xiii)

Exhibit (d)(xiv)

Exhibit (d)(xv)

Exhibit (d)(xvi)

SCHEDULE TO

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by GMX Resources Inc., an Oklahoma corporation (the “Company”), to purchase for cash up to $50.0 million aggregate principal amount of its outstanding 5.00% Convertible Senior Notes due 2013 (the “Convertible Notes”) validly tendered and accepted for purchase, or such lesser principal amount of Convertible Senior Notes as is properly tendered and not properly withdrawn, for consideration per $1,000 principal amount of the Convertible Notes of $1,000, in addition to any accrued and unpaid interest from the most recent interest payment date to, but not including, the date that the Company accepts tendered Convertible Notes for payment. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Tender Offer”). The information contained in the Offer to Purchase is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information set forth under “Important Information” and “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is GMX Resources Inc., an Oklahoma corporation. The address and telephone number of the issuer’s principal executive offices are 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114 and (405) 600-0711.

(b) This Schedule TO relates to the Company’s Convertible Notes, of which there was $122.8 million aggregate principal amount outstanding as of January 27, 2011. The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth under “Market Price Information” in the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The filing person and the subject company is the Company. The business address of the Company and of each of the persons listed below is 9400 North Broadway, Suite 600, Oklahoma City, Oklahoma 73114. The Company’s telephone number is (405) 600-0711.

None of the following individuals owns any of the Convertible Notes, nor has any such individual participated in any transaction involving the Convertible Notes in the last 60 days.

Name	Position
Ken L. Kenworthy, Jr.	Chairman and Chief Executive Officer
Michael J. Rohleder	President
James A. Merrill	Chief Financial Officer, Secretary and Treasurer
Gary D. Jackson	Vice President, Land
Timothy L. Benton	Vice President, Geosciences
Harry C. Stahel, Jr.	Vice President, Finance
T.J. Boismier	Director
Thomas Casso	Director
Michael Cook	Director
Steven Craig	Director
Ken L. Kenworthy, Sr.	Director
Jon W. “Tucker” McHugh	Director

Item 4. Terms of the Transaction.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	Important Information;

•	Summary Term Sheet;

•	GMX Resources Inc.;

•	Certain Information About Us;

•	Forward-Looking Statements;

•	Introduction;

•	Description of the Convertible Notes;

•	The Tender Offer;

•	Material U.S. Federal Income Tax Considerations;

•	Market Price Information;

•	Persons Employed in Connection with the Tender Offer; and

•	Miscellaneous.

(b) To the best of the Company’s knowledge, no Convertible Notes are owned by, and Convertible Notes will not be purchased from, any of our officers, directors or affiliates.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the Offer to Purchase under “Description of the Convertible Notes” and the documents and information under “Certain Information About Us — Incorporation by Reference” are incorporated herein by reference. The only agreement, arrangement or understanding to which the Company is a party that relates to the Convertible Notes is the Indenture dated February 15, 2008, between GMX Resources Inc. and The Bank of New York Trust Company, N.A., as trustee (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2008).

The Company also maintains certain plans and agreements with respect to its equity securities. These plans and agreements are included as exhibits to this Schedule TO. For a description of the material terms of these plans and agreements, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 16, 2010, the Company’s Proxy Statement for its 2010 Annual Meeting of Stockholders filed with the SEC on April 19, 2010, or the exhibits to the filings incorporated by reference above.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Purchase under “The Tender Offer — Purpose of the Tender Offer” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under “The Tender Offer — Purpose of the Tender Offer” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under “The Tender Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in the Offer to Purchase under “The Tender Offer” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

The information set forth in Item 3 above is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Offer to Purchase under “Persons Employed in Connection with the Tender Offer” is incorporated herein by reference.

Item 10. Financial Statements.

(a) The information set forth under “Certain Information About Us” in the Offer to Purchase, the information set forth in Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and the information set forth in Item 1 of Part I of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 are incorporated herein by reference.

(b) Not applicable.

(c) The information set forth under “Certain Information About Us — Historical Financial Information” in the Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information.

(a)(1) The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 is incorporated herein by reference.

(a)(2) The Company is required to comply with federal and state securities laws and tender offer rules.

(a)(3) None.

(a)(4) None.

(a)(5) None.

(b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively hereto, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12. Exhibits.

See the Exhibit Index for information relating to the exhibits to this Schedule TO.

(a)(1)(i)*	Offer to Purchase, dated January 28, 2011.

(a)(1)(ii)*	Form of Letter of Transmittal (including Form W-9).

(a)(5)(i)*	Press Release, dated January 28, 2011 announcing the commencement of the Company’s tender offer.

(a)(5)(ii)*	Press Release, dated January 28, 2011 announcing the launch of the Company’s equity offering.

(a)(5)(iii)*	Press Release, dated January 28, 2011 announcing the launch of the Company’s notes offering.

(b)	Not applicable.

(d)(i)	Rights Agreement, dated May 17, 2005, by and between GMX Resources, Inc. and UMB Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed May 18, 2005).

(d)(ii)	Amendment No. 1 to Rights Agreement, dated February 1, 2008 (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 8-A/A filed February 21, 2008).

(d)(iii)	Amendment No. 2 to Rights Agreement, dated October 30, 2008 (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A/A filed November 17, 2008).

(d)(iv)	Indenture, dated February 15, 2008, between GMX Resources, Inc. and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(v)	Indenture, dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vi)	Supplemental Indenture, dated October 28, 2009, to Indenture dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vii)	Purchase Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies & Company, Inc., as representative of the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(viii)	Share Lending Agreement, dated February 11, 2008, between GMX Resources, Inc., Jefferies Funding LLC and Jefferies & Company, Inc., as collateral agent (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(ix)	Registration Rights Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies Funding LLC (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(x)	Fourth Amended and Restated Loan Agreement, dated effective as of July 8, 2010, by and among GMX Resources, Inc., the lenders named therein, Capital One National Association, as administrative agent, arranger and bookrunner, BNP Paribas, as syndication agent, and Compass Bank, as documentation agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 13, 2010).

(d)(xi)	First Amendment to Restated Loan Agreement, dated as of December 13, 2010, by and among GMX Resources, Inc., the lenders named therein, Capital One National Association, as administrative agent, arranger and bookrunner, BNP Paribas, as syndication agent, and Compass Bank, as documentation agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 14, 2010).

(d)(xii)	Second Amendment to Restated Loan Agreement, dated as of December 21, 2010, by and among GMX Resources, Inc., the lenders named therein, Capital One National Association, as administrative agent, arranger and bookrunner, BNP Paribas, as syndication agent, and Compass Bank, as documentation agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 27, 2010).

(d)(xiii)	At-The-Market Issuance Sale Agreement, dated December 14, 2010, between GMX Resources, Inc. and McNicoll, Lewis & Vlak LLC (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed December 14, 2010).

(d)(xiv)	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed November 9, 2007).

(d)(xv)	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form SB-2 filed November 6, 2000).

(d)(xvi)	Amended and Restated 2008 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 25, 2010).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GMX RESOURCES INC.

By:	/s/ James A. Merrill
	Name:	James A. Merrill
	Title:	Chief Financial Officer, Secretary and Treasurer

Dated: January 28, 2011

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase, dated January 28, 2011.

(a)(1)(ii)*	Form of Letter of Transmittal (including Form W-9).

(a)(5)(i)*	Press Release, dated January 28, 2011 announcing the commencement of the Company’s tender offer.

(a)(5)(ii)*	Press Release, dated January 28, 2011 announcing the launch of the Company’s equity offering.

(a)(5)(iii)*	Press Release, dated January 28, 2011 announcing the launch of the Company’s notes offering.

(b)	Not applicable.

(d)(i)	Rights Agreement, dated May 17, 2005, by and between GMX Resources, Inc. and UMB Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed May 18, 2005).

(d)(ii)	Amendment No. 1 to Rights Agreement, dated February 1, 2008 (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 8-A/A filed February 21, 2008).

(d)(iii)	Amendment No. 2 to Rights Agreement, dated October 30, 2008 (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A/A filed November 17, 2008).

(d)(iv)	Indenture, dated February 15, 2008, between GMX Resources, Inc. and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(v)	Indenture, dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vi)	Supplemental Indenture, dated October 28, 2009, to Indenture dated October 28, 2009, between GMX Resources, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed October 28, 2009).

(d)(vii)	Purchase Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies & Company, Inc., as representative of the Initial Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(viii)	Share Lending Agreement, dated February 11, 2008, between GMX Resources, Inc., Jefferies Funding LLC and Jefferies & Company, Inc., as collateral agent (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(ix)	Registration Rights Agreement, dated February 11, 2008, between GMX Resources, Inc. and Jefferies Funding LLC (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed February 15, 2008).

(d)(x)	Fourth Amended and Restated Loan Agreement, dated effective as of July 8, 2010, by and among GMX Resources, Inc., the lenders named therein, Capital One National Association, as administrative agent, arranger and bookrunner, BNP Paribas, as syndication agent, and Compass Bank, as documentation agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 13, 2010).

(d)(xi)	First Amendment to Restated Loan Agreement, dated as of December 13, 2010, by and among GMX Resources, Inc., the lenders named therein, Capital One National Association, as administrative agent, arranger and bookrunner, BNP Paribas, as syndication agent, and Compass Bank, as documentation agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 14, 2010).

(d)(xii)	Second Amendment to Restated Loan Agreement, dated as of December 21, 2010, by and among GMX Resources, Inc., the lenders named therein, Capital One National Association, as administrative agent, arranger and bookrunner, BNP Paribas, as syndication agent, and Compass Bank, as documentation agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 27, 2010).

(d)(xiii)	At-The-Market Issuance Sale Agreement, dated December 14, 2010, between GMX Resources, Inc. and McNicoll, Lewis & Vlak LLC (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed December 14, 2010).

(d)(xiv)	Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed November 9, 2007).

(d)(xv)	Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form SB-2 filed November 6, 2000).

(d)(xvi)	Amended and Restated 2008 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 25, 2010).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.